Exhibit 3

In the matter of:
Vuance Ltd. (hereinafter: Vuance) Company No. 520044074
________________________________________________
Represented by Shnitzer, Gotlieb, Samet & Co., attorneys-at-law
7 Menachem Begin Road (Beit Gibor House)
Tel: 03-6113000, Fax: 03-6113001

VOTING SLIP FOR CREDITORS’ ARRANGEMENT

I, the undersigned, _________________, the Creditor / in the name of the Creditor (delete the inapplicable) _________________hereby request of the Chairman of the Meeting to enter in the Minutes my vote for the Creditors’ Arrangement being proposed, namely:

I have filed a claim of debt in the sum of NIS ______________;

I am a creditor:

(a) secured; (b) preferential; (c) unsecured (delete the inapplicable).

☐      I am in favor of the proposed creditors’ arrangement;

☐      I am against the proposed creditors’ arrangement;

☐      My reservations about the proposed creditors’ arrangement are as follows:

☐      I agree to any amendment to the proposal that shall be agreed by a majority of the creditors in the group.

Date: _______________	Creditor name: _______	______________________
Stamp (if the creditor is a corporation) and signature of the creditor

Confirmation of Attorney

I, the undersigned, ____________________________ hereby confirm that Mr. / Ms. _________________________, bearer of identity certificate number ________, in the name of the Creditor ______________, signed this document in my presence.

Date: ________________	_________________________
Stamp and signature of attorney